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17009431

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2017

Washington DC
418



SEC FILE NUMBER
8-67520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMPIRE ASSET MANAGEMENT COMPANY LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 BROADWAY, 12TH FLOOR

(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT P. FLYNN, CPA LEHMAN FLYNN VOLLARO, CPA'S   (212) 736-2220

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLYNN, SCOTT PATRICK

(Name – *if individual, state last, first, middle name*)

534 BROADHOLLOW ROAD	MELVILLE	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGG ZEOLI , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

EMPIRE ASSET MANAGMENT COMPANY LLC , as

of DECEMBER 31 , 20 16 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

LAUREN M BANJANY
Notary Public, State of New York
Registration #01BA6299082
Qualified In New York County
Commission Expires March 17, 2018

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE ASSET MANAGEMENT COMPANY LLC

FINANCIAL STATEMENTS

AND INDEPENDENT AUDITOR'S REPORT

YEAR ENDED DECEMBER 31, 2016

EMPIRE ASSET MANAGEMENT COMPANY LLC
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
• Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Empire Asset Management Company LLC

We have audited the accompanying Statement of Financial Condition of Empire Asset Management Company LLC (The Company) as of December 31, 2016, and the related Statement of Income, Changes in Member's Equity and Cash Flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Empire Asset Management Company LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Asset Management Company LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements under Rule 15c3-1 (exemption), Schedule III-Information Relating to Possession or Control Requirements under Rule 15c3-3 (exemption), and Schedule IV-Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts (exemption) have been subjected to audit procedures performed in conjunction with the audit of Empire Asset Management Company LLC's financial statements. The supplemental information is the responsibility of the Empire Asset Management Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements of the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Lehman Flynn Vollaro

Melville, NY
February 28, 2017

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets:	
Cash	$ 276,628
Investment – marketable securities at FMV	55,564
Receivables from broker – dealers and clearing organizations	1,081,601
Other receivables	350,042
Prepaid expenses	52,786
Total current assets	1,816,621
Furniture, fixtures and equipment (net of accumulated depreciation)	260,490
Security deposits	81,926
Total assets	$2,159,037

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 38,724
Pension payable	50,000
Commissions payable	522,319
Lease payable – current portion	77,741
Total current liabilities	688,784
Long term liabilities:	
Lease payable	38,873
Total liabilities	727,657
Members' equity	1,431,380
Total liabilities and members' equity	$2,159,037

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

Revenues:

Commissions	$4,228,743
Advisory income	548,634
Insurance income	373,150
Service fee income	283,565
Research and consulting	138,229
Investment income	81,598
Total revenues	$5,653,919

Operating expenses:	
Employee compensation and benefits	3,200,501
Brokerage, exchange and clearance fees	1,435,683
Occupancy and related depreciation	350,802
Office expense and postage	162,904
Professional fees	123,258
Communications and technology	118,584
Insurance expense	53,524
Licenses, registrations and permits	66,621
Marketing and selling expense	65,617
Total operating expenses	5,577,494

Income before income taxes	76,425
Provision for income taxes	(1,247)
Net Income	77,672
Members' equity - January 1, 2016	1,435,508
Less: Distributions	(81,800)
Members' equity – December 31, 2016	$1,431,380

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:
Net income $ 77,672
Adjustments to reconcile net income to
net cash used by operating activities:
Depreciation 37,176
Lease payable 155,485
Changes in operating assets and liabilities:
Receivable from broker – dealers
and clearing organizations (187,467)
Other receivables (167,139)
Prepaid expense 75,622
Accounts payable (6,012)
Pension payable 4,000
Commissions payable 347,465

Net cash provided by operating activities 336,802

Cash flows from investing activities:

Investment – furniture and fixtures (241,598)
Investment – marketable securities, net 179,323

Net cash used in investing activities (62,275)

Cash flows from financing activities:

Payments on lease payable (38,871)
Distributions (81,800)

Net cash used in financing activities (120,671)

Net change in cash 153,856

Cash at beginning of year 122,772

Cash at end of year $ 276,628

Supplemental disclosures of cash flow information:

Cash paid during the year for interest $ -0-

Cash paid during the year for taxes $ -0-

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.
-5-

NOTE 1 – BUSINESS DESCRIPTION

The Company was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). Services provided to clients by the Company include securities brokerage and investment banking. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

REVENUE RECOGNITION

Commission revenues are recorded as income when earned and are shown gross of related brokerage, clearing and exchange fees.

Investment banking revenues arising from securities offerings in which the Company acts as an underwriter or agent are recorded when services for the transactions are substantially completed.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

FURNITURE FIXTURES AND EQUIPMENT

Additions to property, plant and equipment are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FURNITURE FIXTURES AND EQUIPMENT (continued)

We evaluate property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

CASH

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

SUBSEQUENT EVENTS

ASC 855 Subsequent Events sets fourth general accounting disclosure requirements for events that occur subsequent to the balance sheet date but before the Company's financial statements are issued. The Company has evaluated events through February 28, 2017, the date the financial statements were available to be issued.

NOTE 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2016 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and the clearing broker requires that the Company maintain a collateral deposit of $150,000 which is included in the balance due as of December 31, 2016 of $1,081,601.

NOTE 4 – INVESTMENTS

The Company's Investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2016, investments consist of the following:

	2016
Debt securities	$55,564
Total securities	$55,564

NOTE 4 – INVESTMENTS - continued

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to assess.
Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2016, the Company's investments are classified as follows based on fair values:

Category	2016 Fair Value
Level 1	-
Level 2	$55,564
Level 3	-
	$ 55,564

NOTE 5 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$ 311,722
Office equipment	111,226
Leasehold improvements	80,829
	503,777
Less: accumulated depreciation	243,287
Net furniture, fixtures and equipment	$ 260,490

NOTE 6 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $872,228 at December 31, 2016, which exceeded required net capital of $100,000 by $772,228. The ratio of aggregate indebtedness to net capital at December 31, 2016 was 0.701 to 1.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Rent Expense and Lease Commitments

The Company conducts its operation from a leased facility. The Company is generally liable for its proportionate share of any increases in real estate taxes and operating expenses. Rent expense related to this lease was $182,706 for the period ended December 31, 2016. The lease expired June 30, 2016. The Company signed a new lease in 2016. The terms of the lease are similar to the prior lease. Rent expense related to this lease was $131,151 for the period ended December 31, 2016. The lease expires November 30, 2026. The minimum future rental payments under the operating lease having a minimum term in excess of one year as of December 31, 2016 for the next 5 years is as follows:

Date	Amount
2017	$ 327,705
2018	327,705
2019	327,705
2020	327,705
2021	331,606
Thereafter	1,841,390
Total	$3,483,816

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse affect on the Company's financial statements.

NOTE 9 - BROKER-DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

NOTE 10 – PENSION PLAN

On January 1, 2016 the company implemented a cash balance defined benefit pension plan in addition to sponsoring a 401k profit sharing plan. The plan covers substantially all of the company's employees after six months of service and contributions are determined by actuarial calculations. The pension contribution totaled $50,000 for year ended December 31, 2016.

NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2013.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2016.

The provision for income taxes consists of the following:

	2016
New York City Corporation Tax	$ (1,322)
New York State Corporation Tax	75
Total	$ (1,247)

NOTE 12 – OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss.

EMPIRE ASSET MANAGEMENT COMPANY LLC

SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2016

EMPIRE ASSET MANAGEMENT COMPANY LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Computation of net capital
Total member's equity	$1,431,380
Less – non-allowable assets	
Other receivables	(45,927)
Property and equipment, net	(260,490)
Other assets	(250,206)
Net capital before haircuts on securities positions	874,757
Haircuts on securities	(2,529)
Net capital	**$ 872,228**

Computation of aggregate indebtedness
Accounts payable and accrued expenses	
includable in aggregate indebtedness	$ 611,042
Aggregate indebtedness	**$ 611,042**

Computation of basic net capital requirement:
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 40,736
Minimum dollar requirement	100,000
Net capital requirement	
(greater of minimum net capital or dollar requirement)	**$ 100,000**

Excess net capital	**$ 772,228**
Excess net capital at 1000 percent	**$ 711,124**
Ratio: aggregate indebtedness to net capital	0.701 to 1

Reconciliation with Company's computation (included in Part II
of Form X-17A-5 as of December 31, 2016)
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 875,229
Increases resulting from December 31, 2016 audit adjustments, net	(3,001)*
Net capital, as included in this report	**$ 872,228**

*This consists of accrued expenses recorded of $3,000 and 1 of rounding differences.

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

SCHEDULE II

EMPIRE ASSET MANAGEMENT COMPANY LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. The Company has all customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption as of December 31, 2016.

SCHEDULE III

EMPIRE ASSET MANAGEMENT COMPANY LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2016.

EMPIRE ASSET MANAGEMENT COMPANY LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2016

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
• Members:
American Institute of CPA's
New York State Society of CPA's

Supplemental Report of Independent Auditors
On Exemption Provision Under Rule 15c3-3

To the Board of Directors of
of Empire Asset Management Company LLC

We have reviewed Management's statements, included in the accompanying Exemption Report under Rule 15c3-3, in which Empire Asset Management Company LLC (The Company) identified the following provisions of 17 C.F.R §15c3-3(k) under which they claimed an exemption from 17C.F.R.§240.15c3-3: under exemption provision (k)(2)(ii) and the Company. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Flynn Vollaro

Melville, NY
February 28, 2017

EMPIRE ASSET MANAGEMENT COMPANY LLC

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2016

Empire Asset Management Company LLC (the "Company"), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

3. As a consequence, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption for the period from January 1, 2016 through December 31, 2016 without exception.

Empire Asset Management Company LLC

Dated:__7|28|17__   By:_____
                              Gregg Zeoli
                              Chief Executive Officer

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
• Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Empire Asset Management Company LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Empire Asset Management Company LLC and SIPC, solely to assist you and the other specified parties in evaluating Empire Asset Management Company LLC's compliance with the applicable instructions of Form SIPC-7. Empire Asset Management Company LLC's management is responsible for Empire Asset Management Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculation reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be used by anyone other than these specified parties.

Lehman Flynn Vollaro

Melville, NY
February 28, 2017

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE ASSET MANAGEMENT COMPANY LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2016

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment	$12,350
Less Payments Made: (Paid August 15, 2016)	(4,680)
(Paid February 2017)	(7,670)
Total Assessment Balance or (Overpayment)	$ -0-

EMPIRE ASSET MANAGEMENT COMPANY LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2016

Total revenue	$5,653,919

Additions:

Net loss from principal transactions in securities in trading accounts	5,006
Interest and dividend expenses (to extent of income deducted)	-0-
Total additions	$ 5,006

Deductions:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products	-0-
Revenues from commodity transactions	-0-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(207,486)
Net gain from securities in investment accounts	-0-
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances of commercial paper that mature nine months or less from issuance date	-0-
Other revenue not related either directly or indirectly to securities business	(511,479)
Total interest and dividend expense but not in excess of total interest and dividend income	-0-
Total deductions	(718,965)

SIPC NET OPERATING REVENUES	$4,939,960
GENERAL ASSESSMENT @ .0025 (minimum $150)	$ 12,350